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[Music]

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this is me my name is Jason Henderson

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I'm a lecturer in computer science at

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California State University I created

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show do as a public benefit corporation

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so I could do some good in education on

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two fronts one give teachers better

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tools to use and to give them ways to

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add to their income show do gives

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educators an easy way to create and

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share highly polished interactive

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classroom materials not just textbooks

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or packs of copies and PDFs but fully

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interact with materials that get better

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every day with real-time feedback not

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just at the next publishing date what's

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out there to make class materials for

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universities and colleges just isn't

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good enough anymore they have legitimate

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competition doing it better think about

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it an entire generation has grown up

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learning differently learning from

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YouTube and learning from Internet

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tutorials in fact nearly 70% of

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Millennials believe that they can learn

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anything this way so why are

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universities and colleges stuck on the

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same outdated approach when alternative

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education has already figured it out at

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show do we believe the tools we use to

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teach and interact with our students

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needs a serious upgrade this applies to

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teaching anything actually how to and

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do-it-yourself guides youth sports

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vocational and corporate training plus

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we built show do as much for existing

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publishers to work hand in hand with

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teachers to make great materials as it

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is for the teachers to offer their own

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win for educators when four students

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went for the industry show do

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interactive class materials made easy

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[Music]